PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

One Commerce Square

2005 Market Street, Suite 1000

Philadelphia, PA 19103

(215) 875-0700

VIA EDGAR

January 7, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pennsylvania Real Estate Investment Trust

Registration Statement on Form S-3

File No. 333-235644

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Pennsylvania Real Estate Investment Trust (the “Company”) hereby requests acceleration of the effective date and time of the above-referenced registration statement (the “Registration Statement”) to January 9, 2020, at 4:00 p.m. Eastern Time or as soon thereafter as is practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please inform our counsel, Drinker Biddle & Reath LLP, by calling Elizabeth A. Diffley at (215) 988-2607.

Sincerely,

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

By:	/s/ Lisa M. Most
Lisa M. Most
Senior Vice President, General Counsel and Secretary

cc: Elizabeth A. Diffley

Drinker Biddle & Reath LLP